Exhibit (a)(1)(xviii)

TO:	SMG Vested Option and/or Freestanding Stock Appreciation Rights Holders

FROM:	Merrill Lynch

RE:	Extension of SMG’s Dutch Auction Tender Offer- Immediate Attention Required
On February 7th, The Scotts Miracle-Gro Company (“SMG”) announced the extension until midnight on February 14, 2007, of its modified “Dutch auction” tender offer which was commenced on January 10th. Accordingly, the February 1, 2007, deadline set forth in our January letter is extended to February 9, 2007.
To participate in the Dutch auction tender offer, you will need to exercise your vested options and/or freestanding stock appreciation rights on or before 4:00 PM New York City time, on Friday, February 9, 2007. Due to the shortened timetable, exercises of Non-Qualified Stock Options and SARs must be made under the following terms —
1.	All notifications of intent to exercise must be made to Merrill Lynch/Edward J. Yen and Associates no later than 4:00 PM New York City time, on Friday, February 9, 2007. Telephone (800) 285-0648 or (614) 848-3223. Email instructions will not be accepted.

2.	Payment for shares exercised and corresponding taxes must be received by Fed Funds wire no later than 4:00 PM Monday, February 12, 2007.

3.	Shares exercised will be tendered on your behalf by Merrill Lynch, per your instructions as to tender price. Due to the shortened time frame, transfer of shares via DTC will not be possible. There will be no cost for Merrill Lynch to tender your shares.

4.	If your tendered shares are accepted by SMG, the net proceeds will be credited to your Merrill Lynch account on settlement date and can then be wired to your financial institution or remitted to you by check, upon your instructions.
Although still subject to the approval of SMG’s Board of Directors, the extension is not anticipated to impact the special dividend expected to be declared in February. To receive the dividend, assuming it is declared and paid as anticipated, you will have to exercise your vested options and/or freestanding stock appreciation rights at least seven days prior to the announced record date. The actual date will depend on when and if the contemplated dividend is declared. It is contemplated that there will be about 10 calendar days from the declaration date to the record date. You should watch for SMG’s announcement of these dates.
Such action may or may not be beneficial to you. Please refer to our January e-mail and letter which provided information regarding the action to be taken, if you wished to exercise your vested options and/or freestanding stock appreciation rights. Please call Merrill Lynch at (800) 285-0648 if you have questions regarding exercise procedures or D.F. King & Co., Inc. at (800) 714-3312 if you have questions pertaining to the tender offer.

This email is intended only to give you notice of the extension of the tender and the short remaining time frame within which you have to act. It is not a recommendation to either exercise your vested options and/or freestanding stock appreciation rights or participate in the tender.
February 7, 2007